[redacted]

10029725



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 10888 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keefe, Bruyette & Woods, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**787 Seventh Avenue**
(No. and Street)

| **New York** | **New York** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert Giambrone** **(212) 887-6776**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name – *if individual, state last, first, middle name*)

| **345 Park Avenue** | **New York** | **New York** | **10154** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Robert Giambrone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keefe, Bruyette & Woods, Inc.**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BENNET STEINBERG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 02ST5048838
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEPT. 5, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KEEFE, BRUYETTE & WOODS, INC.

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm)

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

Board of Directors
Keefe Bruyette and Woods, Inc.:

We have audited the accompanying statement of financial condition of Keefe Bruyette and Woods, Inc., (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keefe Bruyette and Woods, Inc. as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

**KEEFE, BRUYETTE & WOODS, INC.**

Statement of Financial Condition

December 31, 2009

(Dollars in thousands, except per share information)

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 57,035 |
| Financial instruments owned, at fair value: | | |
| Equities | | 40,639 |
| Corporate and other debt | | 53,406 |
| Other investments | | 1,052 |
| | | 95,097 |
| Receivables from clearing broker | | 156,173 |
| Accounts receivable | | 24,163 |
| Income taxes receivable | | 458 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $24,322 | | 17,960 |
| Other assets | | 43,892 |
| Total assets | $ | 394,778 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Financial instruments sold, not yet purchased, at fair value: | $ | |
| Equites | | 28,827 |
| Corporate debt | | 4,723 |
| U.S. Government and agency securities | | 962 |
| | | 34,512 |
| Income taxes payable | | 9,699 |
| Accounts payable, accrued expenses, and other liabilities | | 120,824 |
| Total liabilities | | 165,035 |
| Stockholder's equity: | | |
| Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 100 shares | | — |
| Retained earnings | | 229,743 |
| Total stockholder's equity | | 229,743 |
| Total liabilities and stockholder's equity | $ | 394,778 |

See accompanying notes to statement of financial condition.

**KEEFE, BRUYETTE & WOODS, INC.**

Notes to Statement of Financial Condition

December 31, 2009

(Dollars in thousands)

## (1) Organization and Summary of Significant Accounting Policies

### *(a) Organization and Basis of Presentation*

Keefe, Bruyette & Woods, Inc. (the" Company") is principally a broker-dealer in securities and a market-maker in certain financial services' stocks and bonds and is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of KBW, Inc. (the "Parent").

### *(b) Financial Accounting Standards Board ("FASB"} Accounting Standards Codification*

In September 2009, the Company adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 168, *The "FASB Accounting Standards Codification" and the Hierarchy of Generally Accepted Accounting Principles (*FASB Accounting Standards Codification 105). SFAS 168 establishes the FASB Accounting Standards Codification ("Codification" or "ASC") as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

Reference to GAAP requirements, where provided in these financial statements are to the ASC.

### *(c) Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and these footnotes including securities valuations, compensation accruals and other matters. Management believes that the estimates used in preparing the Company's financial statements are reasonable. Actual results may differ from these estimates.

### *(d) Clearing Arrangement*

The Company has agreements with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears securities transactions for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(Dollars in thousands)

### *(e)* *Cash and Cash Equivalents*

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

### *(f)* *Fair Value of Financial Instruments*

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between current market participants at the measurement date".

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying consolidated statements of operations. Financial assets and financial liabilities carried at contract amounts may include receivables from clearing brokers, securities purchased under resale agreements, short-term borrowings and securities sold under repurchase agreements. See Note 2 of the Notes to Financial Statements for additional discussion of ASC 820.

During the fourth quarter of 2009, the Company elected to adopt the measurement amendments included in Accounting Standards Update ("ASU") No. 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent* (ASC 820). The amendments included in ASU No. 2009-12 permit, as a practical expedient, the use of the net asset value per share, or its equivalent, of an entity to estimate its fair value. The Company's partnership interests are recorded at fair value, determined by using net asset values or capital statements provided by the general partner, updated for changes in market conditions up to the reporting date.

### *(g)* *Furniture, Equipment and Leasehold Improvements*

Furniture and equipment are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

*(h)* ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance will be recorded.

The Company applies ASC 740, *Income Taxes,* which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by ASC 740.

**(2) Financial Instruments**

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with ASC 820. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, primarily market and income approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the information set forth below according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as listed equities, options, warrants and convertible preferred stock. This category also may include U.S.

Government and agency securities for which the Company typically receives independent external valuation information.

Level 2 includes those financial instruments that are valued using multiple valuation techniques, primarily the market approach. The valuation methodologies utilized are calibrated to observable market inputs. The Company considers recently executed transactions, market price quotations and various assumptions, including credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate debt, rated collateralized debt obligations ("CDOs") primarily collateralized by banking and insurance company trust preferred and capital securities, certain preferred stock and convertible debt.

Fair value of corporate debt, preferred stock and convertible debt classified as Level 2 was determined by using quoted market prices, broker or dealer quotes, or alternate pricing sources with reasonable levels of price transparency. Fair value of rated CDOs primarily collateralized by banking and insurance company trust preferred and capital securities was determined primarily by considering recently executed transactions and certain assumptions, including the financial condition, operating results and credit ratings of the issuer or underlying companies.

Level 3 is comprised of financial instruments whose fair value is estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. Included in this category are certain corporate and other debt, private equity securities and other investments including limited partnership interests. The Company did not own any other type of CDOs, including those collateralized by mortgage loans.

Fair value of private equity securities was determined by assessing market-based information, such as performance multiples, comparable company transactions and changes in market outlook. Private equity securities and limited partnership interests generally trade infrequently.

The Company utilizes a practical expedient as the basis to measure the fair value of certain entities that calculate a net asset value per share (or equivalent). The fair value of limited partnership interests as of December 31, 2009 was $1,052, determined by using net asset values or capital statements provided by the general partner, updated for capital contributions and distributions, and changes in market conditions up to the reporting date. Unfunded commitments as of December 31, 2009 were $3,750. These entities invest primarily in domestic public and private companies operating in the financial services sector. These investments generally cannot be redeemed, unless approved by the general partners. Upon

(Dollars in thousands)

liquidation of the underlying investments prior to the life expectancy / maturity of the funds, management of the funds can elect to make distributions to the limited partners. The time horizon for such distributions is at the discretion of the general partners but should not exceed the time horizon of the fund's life expectancy. It is estimated that these investments would be liquidated approximately ten years following the initial investment date, some with options to extend for up to a two year period, ranging from 2017 – 2019. Additional expenses, such as legal and administrative associated with the final liquidation can be incurred. Therefore, it is possible that upon final liquidation of the investments, the final funds distributed could be different from the estimated value of the investment. However, these differences are not expected to be material.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

**Assets at Fair Value as of December 31, 2009**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial instruments owned, at fair value:** | | | | |
| Equities | $ 30,073 | $ 22 | $ 9,916 | $ 40,011 |
| Corporate and other debt: | | | | |
| Corporate debt | 9,354 | 38,603 | - | 47,957 |
| CDOs | - | 5,448 | 1 | 5,449 |
| Total corporate and other debt | 9,354 | 44,051 | 1 | 53,406 |
| Other investments[1] | - | - | 1,052 | 1,052 |
| Total non-derivative trading assets | 39,427 | 44,073 | 10,969 | 94,469 |
| Derivative financial instruments | 628 | - | - | 628 |
| **Total financial instruments owned** | $ 40,055 | $ 44,073 | $ 10,969 | $ 95,097 |

[1] Consists of limited partnership interests.

**Liabilities at Fair Value as of December 31, 2009**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial instruments sold, not yet purchased, at fair value:** | | | | |
| Equities | $ 28,730 | $ - | $ - | $ 28,730 |
| Corporate debt | - | 4,723 | | 4,723 |
| US Government and agency securities | 962 | - | - | 962 |
| Total non-derivative trading liabiilties | 29,692 | 4,723 | - | 34,415 |
| Derivative financial instruments | 97 | - | - | 97 |
| **Total financial instruments sold, not yet purchased** | $ 29,789 | $ 4,723 | $ - | $ 34,512 |

(Dollars in thousands)

The non-derivative trading assets/liabilities categories were reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the Company's statement of financial condition.

The derivative financial instruments are reported on a gross basis by level. The Company's derivative activities included in financial instruments owned and financial instruments sold, not yet purchased consist of writing and purchasing listed equity options and warrants. The fair value of these individual derivative contracts were reported gross in their respective levels based on the fair value hierarchy.

The following table provides a reconciliation of the beginning and ending balances for the non-derivative trading assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

**Level 3 Financial Assets**

| | Balance as of December 31, 2008 | Total gains and (losses) (realized and unrealized) | Purchases/ (sales), net | Transfers in (out) of Level 3 | Balance as of December 31, 2009 | Changes in unrealized gains and (losses) included in earnings related to assets still held at reporting date |
|---|---|---|---|---|---|---|
| Equities | $10,396 | ($880) | $400 | $- | $9,916 | $121 |
| CDOs | 43 | 6 | (48) | - | 1 | 2 |
| Other investments | 429 | (99) | 722 | - | 1,052 | (99) |
| Total Level 3 financial assets | $10,868 | ($973) | $1,074 | $- | $10,969 | $24 |

Total gains and losses represent the total gains and/or losses (realized and unrealized) recorded for the Level 3 assets and are reported in principal transactions, net in the accompanying statement of income. Additionally, the change in the unrealized gains and losses are often offset by realized gains and losses during the period.

Purchases/sales represent the net amount of Level 3 assets that were either purchased or sold during the period. The amounts were recorded at their end of period fair values.

Transfers in/out of Level 3 represent existing financial assets that were previously categorized at a lower level. Transfers out of Level 3 result from changes in the observability of inputs used in determining fair values for different types of financial assets. Transfers are reported at their fair value as of the beginning of the month in which such changes in the fair value inputs occurs. There were no transfers in/out of Level 3 in 2009.

The amount of unrealized gains and losses included in earnings attributable to the change in unrealized gains and losses relating to Level 3 assets still held at the end of the period were reported in principal transactions, net in the accompanying statement of income. The change in unrealized gains and losses were often offset, at least in part, by realized gains and losses during the period.

(Dollars in thousands)

## (3) Related Party Transactions

The amount receivable from affiliates of the Company was $3,300 as of December 31, 2009, which was included in other assets.

## (4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Employee compensation and benefits | $ 15,887 |
| Financial instruments owned, at fair value | 1,335 |
| Benefit from uncertain tax positions | 2,309 |
| Other | 1,472 |
| Total deferred tax assets | 21,003 |
| Deferred tax liabilities: | |
| Accumulated depreciation and amortization of furniture, equipment and leasehold improvements | (1,066) |
| Total deferred tax liabilities | (1,066) |
| Net deferred tax assets | $ 19,937 |

Management believes that realization of the deferred tax asset is more likely than not based upon prior years' taxable income the reversal of taxable temporary differences and anticipated future taxable income. There were no valuation allowances recorded against deferred tax assets at December 31, 2009.

(Dollars in thousands)

The Company had net unrecognized tax benefits, including interest, of approximately $7,391 as of December 31, 2009, all of which, if recognized, would affect the rate. The gross unrecognized tax benefits, excluding interest and penalties, consist of the following components.

| | | Amount |
|---|---|---|
| Balance as of January 1, 2009 | $ | 7,627 |
| Additions based upon current year tax positions | | 966 |
| Additions for prior years tax positions | | 1,777 |
| Reduction for prior years tax positions | | (1,595) |
| Settlements | | (130) |
| Lapse of Statute | | (1,350) |
| Balance as of December 31, 2009 | $ | 7,295 |

The Company files a consolidated tax return with its parent in the U.S. federal jurisdiction and both combined and separate returns in various state and local jurisdictions. For federal tax purposes, years beginning after 2005 are still open to examination. The federal return is currently under examination for the 2006-2008 tax years. For state and local purposes, years beginning after 2004 are still open to examination in all state and local jurisdictions, except New York State and New York City. The New York State returns are currently under examination for the 2002-2007 tax years. The New York City tax returns are currently under examination for the 2004-2007 tax years. Further it is not anticipated that the unrecognized tax benefits will significantly change over the next twelve months.

## (5) Net Capital Requirement

The Company is a registered broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and FINRA. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. These rules also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2009, the Company's regulatory net capital and excess net capital were $111,804 and $103,103, respectively.

## (6) Commitments and Contingencies

### *(a) Leases*

The Company leases its headquarters and other office locations under non-cancelable lease agreements which expire between 2010 and 2016. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals. As part of a lease agreement, the Company provided a letter of credit in the amount of $3,363.

(Dollars in thousands)

Future minimum lease payments as of December 31, 2009 are as follows:

| | | Lease payments |
|---|---|---|
| Year: | | |
| 2010 | $ | 13,500 |
| 2011 | | 13,369 |
| 2012 | | 13,368 |
| 2013 | | 13,184 |
| 2014 | | 12,813 |
| Thereafter | | 18,967 |
| | $ | 85,201 |

***(b) Litigation***

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. At December 31, 2009, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established in accordance with ASC 450, *Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

On January 12, 2009, Frederick J. Grede, as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc., filed a lawsuit in the United States District Court for the Northern District of Illinois against the Company and against Delores E. Rodriguez; Barry C. Mohr, Jr.; and Jacques De Saint Phalle (all former employees of The Company) and Cohen & Company Securities, LLC. Ms. Rodriguez and Mr. Mohr were employed by Cohen & Company subsequent to being employed by The Company and the complaint relates to activities by them at both The Company and their subsequent employer.

The complaint alleges that The Company recommended and sold to Sentinel Management Group structured finance products that were unsuitable for purchase. The complaint alleges the following causes of action against The Company, aiding and abetting breach of fiduciary duty by an officer and director of Sentinel; commercial bribery; violations of federal and state securities laws; violation of the Illinois Consumer Fraud Act; negligence; unjust enrichment; and avoidance and recovery of fraudulent transfers. The complaint specifies that Sentinel sustained a loss associated with the sale of securities sold by The Company of $4,920, and interrogatory responses from the Trustee in discovery now contend that Sentinel lost $5,629; however various causes of action in the complaint seek to recover amounts substantially in excess of that amount up to an amount in excess of $130,000, representing amounts paid for all securities purchased from The Company regardless of suitability or whether there were losses on these securities. The Company believes the claims are

(Dollars in thousands)

without merit and will defend these claims vigorously. On April 1, 2009, The Company filed a Motion to Dismiss the Complaint. On July 29, 2009, the court denied most of the relief sought in The Company's Motion to Dismiss, though it dismissed the Illinois Consumer Fraud Act claim and granted The Company's motion to sever the Trustee's case against The Company from the case against Cohen. On August 26, 2009, The Company filed a Third-Party Complaint against Eric A. Bloom, the former President and CEO of Sentinel, and Charles K. Mosley, the former Senior Vice President and head trader of Sentinel, alleging fraud and seeking contribution for any damages for which the Company is held liable to the Trustee. The court stayed and severed this Third-Party Complaint on October, 7, 2009.

On May 21, 2009 the Trustee filed an additional complaint in the same court and against the same parties (the "Second Complaint"). The Trustee claimed to be acting in the Second Complaint in his capacity as liquidation trustee and as an assignee of claims of Sentinel's customers. The Second Complaint makes substantially the same allegations as the complaint described above. The Company believes the claims in the Second Complaint are also without merit and will defend these claims vigorously. On July 28, 2009, in Grede v. Bank of New York Mellon et al filed in the same court, in which the Trustee alleged similar customer claims as an assignee, the court dismissed the Trustee's claims due to lack of standing. The Trustee has appealed the court's dismissal of Grede v. Bank of New York Mellon and, on August 19, 2009, the court stayed the Second Complaint while the Trustee's appeal in Grede v. Bank of New York Mellon is pending.

*(c) Investment Commitments*

As of December 31, 2009, the Company had approximately $11,316 in outstanding commitments for additional funding to limited partnership and other investments.

## (7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options, warrants and mortgage-backed to-be-announced securities, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

*(a) Broker-Dealer Activities*

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations.

The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

### *(b) Derivative Financial Instruments*

The Company's derivative activities consist of writing and purchasing listed equity options and warrants and, from time to time, futures on interest rate, currency and equity products for trading for our own account and are included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value in the accompanying statement of financial condition. See also Note 2 of the Notes to Financial Statements for additional details. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk since they obligate the Company (not its counterparty) to perform.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the statement of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

A summary of the Company's listed options and warrants contracts is as follows:

| | Current Notional Value | Average Fair Value | End of Period Fair Value |
|---|---|---|---|
| December 31, 2009: | | | |
| Purchased options/warrants | $ 8,285 | $ 380 | $ 628 |
| Written options/warrants | $ 630 | $ 511 | $ 97 |

## (8) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

## (9) Employee Profit-Sharing and Retirement Plan

The Company has a defined contribution profit-sharing and retirement plan (the Plan) in which all employees are entitled to participate based upon certain eligibility requirements. The Plan also contains a

(Dollars in thousands)

401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Plan is determined based on 3% of employees' total compensation.

**(10) Stock-Based Compensation**

The Parent accounts for stock-based compensation in accordance with ACS 718, *Stock Compensation* requires measurement of compensation cost for equity-based awards at the grant date fair value and recognition of compensation cost over the requisite service period. The Parent allocates the applicable compensation expense to the Company.

**(11) Recent Accounting Developments**

In January 2010, FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 provides amendments to ASC 820, *Fair Value Measurements and Disclosures*, which would require additional fair value measurement disclosure requirements and clarifies existing disclosure requirements. The additional disclosures include significant transfers in and out of Level 1 and Level 2 fair value measurements, and reasons for the transfers, and activity in Level 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures on the activity in Level 3 fair value measurements, which is effective for interim and annual periods beginning after December 15, 2010. The Company expects additional disclosure requirements related to certain financial instruments as a result of the implementation of ASU No. 2010-06.

In December 2009, FASB issued ASU No. 2009-16, *Accounting for Transfers of Financial Assets* (ASC 860). ASU No. 2009-16 amends the Codification for the issuance of SFAS No. 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.* ASU No. 2009-16 will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009. The Company does not expect the implementation of this standard to have a material effect on its financial statements.

**(12) Subsequent Events**

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was February 26, 2010.

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

Board of Directors
Keefe, Bruyette & Woods, Inc.:

In planning and performing our audit of the financial statements of Keefe, Bruyette & Woods, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

KPMG



# KEEFE, BRUYETTE & WOODS, INC.

Securities Investor Protection Corporation (SIPC)
Form SIPC-7T

December 31, 2009

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)

KPMG

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
Keefe, Bruyette and Woods, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Keefe, Bruyette and Woods, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective Company's cash disbursement records, noting no differences;

2. Compared the Total revenue reported on the Company's audited financial statements attached to Form X-17A-5 Part III for the year ended December 31, 2009 (less) Total revenue reported on the Company's FOCUS Report for the period of January 1, 2009 to March 31, 2009, to the Total revenue reported on Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules and workpapers. Specifically, we compared:

    a. the deduction from line 2c (3) titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" on SIPC-7T, to the Company's accounting records for the period of April 1, 2009 to December 31, 2009, and noted no differences;

    b. the deduction from line 2c (5) titled "Net gains from securities in investment accounts" on SIPC-7T, to a schedule prepared from the Company's accounting records for the period of April 1, 2009 to December 31, 2009, and noted no differences;

KPMG

4. Proved the arithmetical accuracy of the "General Assessment" line 2e by adding "Total revenue", "Additions" and "Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d and multiplied it by the assessment fee of .0025, noting no differences; and

5. Proved the arithmetical accuracy of the "Total Assessment Balance and Interest Due" line 2E by multiplying the General Assessment due on November 1, 2009 by the stated interest rate (20% per annum) and on the number of days past due (118 days) on Form SIPC-7T and adding it to the General Assessment on Form SIPC 7T, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

KPMG

**Keefe, Bruyette and Woods, Inc**
**Schedule of Transitional Assessment Reconciliation**
**Period From April 1, 2009 to December 31, 2009**

| | | |
|---|---|---|
| Total revenue | $ | 263,613,011 |
| Additions: | | |
| None | | - |
| Deductions: | | |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | | (9,655,181) |
| Net gain from securities in investment accounts | | (10,249,079) |
| SIPC Net Operating Revenues | | 243,708,751 |
| General Assessment @ .0025 | | 609,272 |
| Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 | | (150) |
| Add interest computed on late payment | | 29,754 |
| Assessment balance due or (overpayment) | $ | 638,876 |

SIPC-7T

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

010888 FINRA DEC
KEEFE BRUYETTE & WOODS INC 6*6
787 7TH AVE FL 4
NEW YORK NY 10019-6080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Giambrone ; (212) 887-6776

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $609,272

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150 )

January 12th 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for 118 days at 20% per annum 29,754

F. Total assessment balance and interest due (or overpayment carried forward) $638,876

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $638,876

H. Overpayment carried forward $( —— )

SEC Mail Processing Section

Washington, DC

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Keefe Bruyette + Woods, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 10.

Executive Vice President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $263,613,011

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — —

(2) Net loss from principal transactions in securities in trading accounts. — —

(3) Net loss from principal transactions in commodities in trading accounts. — —

(4) Interest and dividend expense deducted in determining item 2a. — —

(5) Net loss from management of or participation in the underwriting or distribution of securities. — —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — —

(7) Net loss from securities in investment accounts. — —

Total additions — —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — —

(2) Revenues from commodity transactions. — —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 9,655,181

(4) Reimbursements for postage in connection with proxy solicitation. — —

(5) Net gain from securities in investment accounts. — 10,249,079

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ N/A

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) ______

Total deductions — 19,904,260

2d. SIPC Net Operating Revenues — $243,708,751

2e. General Assessment @ .0025 — $609,272

(to page 1 but not less than $150 minimum)